SECURITIES AND EXCHANGE COMMISSION
Washington, DC
FORM U-6B-2
Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Central Illinois Light Company d/b/a AmerenCILCO (a subsidiary of Ameren Corporation).

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities (“draft”, “promissory note”): Central Illinois Light Company issued its First Mortgage Bonds, Environmental Improvement Revenue Refunding Series I due 2039 on November 19, 2004, to secure its obligations under the loan agreement dated as of October 1, 2004 between the Illinois Finance Authority and Central Illinois Light Company.
2.	Issue, renewal or guaranty: Issue.
3.	Principal amount of each security: $19,200,000.
4.	Rate of interest per annum of each security: Variable (reset by dutch auction on a periodic basis).
5.	Date of issue, renewal, or guaranty of each security: November 19, 2004.
6.	If renewal of security, give date of original issue: Not applicable.
7.	Date of maturity of each security: October 1, 2026 ($5,000,000) and October 1, 2039 ($14,200,000).
8.	Name of the person to whom each security was issued, renewed or guaranteed: UMB Bank, N.A., as trustee (the “Trustee”) under the Indenture of Trust dated as of October 1, 2004, between the Illinois Finance Authority and the Trustee.
9.	Collateral given with each security, if any: First Lien upon property of Central Illinois Light Company pledged under the Indenture of Mortgage and Deed of Trust dated as of April 1, 1933.
10.	Consideration received for each security: Not applicable (securities were issued to collateralize Loan Agreement).
11.	Application of proceeds of each security: Not applicable.
12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
a)	the provisions contained in the first sentence of Section 6(b): Not applicable.
b)	the provisions contained in the fourth sentence of Section 6(b): Not applicable.
c)	the provisions contained in any rule of the Commission other than Rule U-48: [X].
13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine .

months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b): Not applicable
14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.
15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.§. 250.48, P. 36,621] designate the rule under which exemption is claimed: Rule 52.

Central Illinois Light Company
d/b/a AmerenCILCO

By:    /s/ Lee R. Nickloy
Lee R. Nickloy
Assistant Treasurer

Dated: November 23, 2004